Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-216491

September 13, 2018

¥55,100,000,000

¥5,000,000,000 0.652% Notes due 2025

¥40,000,000,000 0.972% Notes due 2028

¥5,100,000,000 1.077% Notes due 2030

¥5,000,000,000 1.470% Notes due 2038

FINAL TERM SHEET

September 13, 2018

Issuer:	Prologis Yen Finance LLC

Guarantor:	Prologis, L.P.

Legal Format:	SEC Registered

Securities:	0.652% Notes due 2025 (the “2025” Notes) 0.972% Notes due 2028 (the “2028” Notes) 1.077% Notes due 2030 (the “2030” Notes) 1.470% Notes due 2038 (the “2038” Notes)

Size:	¥5,000,000,000 (2025 Notes) ¥40,000,000,000 (2028 Notes) ¥5,100,000,000 (2030 Notes) ¥5,000,000,000 (2038 Notes)

Expected Ratings (Moody’s/S&P/R&I)*:	A3 / A- / A+ (Stable/Stable)

Maturity Date:	September 25, 2025 (2025 Notes) September 25, 2028 (2028 Notes) September 25, 2030 (2030 Notes) September 24, 2038 (2038 Notes) (short last coupon)

Coupon:

0.652% per annum, payable semi-annually (2025 Notes)

0.972% per annum, payable semi-annually (2028 Notes)

1.077% per annum, payable semi-annually (2030 Notes)

1.470% per annum, payable semi-annually (2038 Notes)

Price to Public:	100.000% (2025 Notes) 100.000% (2028 Notes) 100.000% (2030 Notes) 100.000% (2038 Notes)

Underwriting Discount:	0.400% (2025 Notes) 0.450% (2028 Notes) 0.500% (2030 Notes) 0.700% (2038 Notes)

Net Proceeds, Before Expenses, to Issuer:	¥4,980,000,000 (2025 Notes) ¥39,820,000,000 (2028 Notes) ¥5,074,500,000 (2030 Notes) ¥4,965,000,000 (2038 Notes)

Reference Rate:

0.202% equivalent to 7-year Swap Mid Rate on Bloomberg “GDCO 157 <GO>” (2025 Notes)

0.322% equivalent to 10-year Swap Mid Rate on Bloomberg “GDCO 157 <GO>” (2028 Notes)

0.407% equivalent to 12-year Swap Mid Rate on Bloomberg “GDCO 157 <GO>” (2030 Notes)

0.700% equivalent to 20-year Swap Mid Rate on Bloomberg “GDCO 157 <GO>” (2038 Notes)

Spread to Reference Rate:	+45 basis points (2025 Notes) +65 basis points (2028 Notes) +67 basis points (2030 Notes) +77 basis points (2038 Notes)

Yield to Maturity:	0.652% (2025 Notes) 0.972% (2028 Notes) 1.077% (2030 Notes) 1.470% (2038 Notes)

Interest Payment Dates:

March 25 and September 25 of each year, commencing March 25, 2019 (2025 Notes)

March 25 and September 25 of each year, commencing March 25, 2019 (2028 Notes)

March 25 and September 25 of each year, commencing March 25, 2019 (2030 Notes)

March 25 and September 25 of each year, commencing March 25, 2019 (2038 Notes)

Day Count Convention:	30/360

Settlement Date:	September 25, 2018 (T+6 Tokyo business days)

Trade Date:	September 13, 2018

Use of Proceeds:	The issuer intends to lend or distribute the net proceeds from this offering to Prologis, L.P. or one or more of its subsidiaries, who intend to use the amounts received by them for the full or partial repayment of short-term borrowings under the Prologis, L.P. global line of credit. Such short-term borrowings are expected to be used to partially fund the redemption of certain notes (the “DCT notes”) issued by DCT Industrial Operating Partnership LP (“DCT”) and acquired upon the closing on August 22, 2018 of the previously announced merger between Prologis, L.P. and DCT. Prologis, L.P. has notified the holders of the DCT notes that it will redeem the DCT notes on September 21, 2018. Any remaining net proceeds will be used for general corporate purposes.

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in yen. If the yen is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control, then all payments in respect of the Notes will be made in U.S. dollars until the yen is again available to the issuer.

Payment of Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:	The Notes will not be redeemable prior to maturity, except the issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	¥100,000,000 x ¥10,000,000

ISIN / Common Code / CUSIP:

XS1881595836 / 188159583 / 74346G AA0 (2025 Notes)

XS1881596057 / 188159605 / 74346G AB8 (2028 Notes)

XS1881596131 / 188159613 / 74346G AC6 (2030 Notes)

XS1881596305 / 188159630 / 74346G AD4 (2038 Notes)

Listing:	None

Joint Book-Running Managers:	SMBC Nikko Securities America, Inc. Mizuho Securities USA LLC Morgan Stanley & Co. International plc

Senior Co-Managers:	Citigroup Global Markets Limited Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. J.P. Morgan Securities plc Merrill Lynch International Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

BNP Paribas

BNY Mellon Capital Markets, LLC

ING Financial Markets LLC

NatWest Markets Plc

PNC Capital Markets LLC

Regions Securities LLC

The Toronto-Dominion Bank

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment for the notes on or about September 25, 2018, which is the sixth Tokyo business day following the date of the pricing of the notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the second business day prior to September 25, 2018 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: SMBC Nikko Securities America, Inc. at (888) 868-6856 or Mizuho Securities USA LLC at 1-866-271-7403 or Morgan Stanley & Co. International plc at (866) 718-1649.

MiFID II professionals/ECPs-only– Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.